UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to ___________

Commission file number 001-11459

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PPL EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PPL EMPLOYEE STOCK
OWNERSHIP PLAN

_________________________________

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2017 AND 2016
&
INDEPENDENT AUDITORS'
REPORT
&
SUPPLEMENTAL SCHEDULE

PPL EMPLOYEE STOCK OWNERSHIP PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits - At December 31, 2017 and 2016	3

Statements of Changes in Net Assets Available for Benefits - For the Years Ended December 31, 2017 and 2016	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Participants and Administrator of
PPL Employee Stock Ownership Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the PPL Employee Stock Ownership Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Baker Tilly Virchow Krause, LLP

We have served as the Plan's auditor since 2005.

Allentown, Pennsylvania
June 15, 2018

PPL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AT DECEMBER 31,
(Thousands of Dollars)

	2017	2016
ASSETS
Investments, at fair value (Note 4):
PPL Corporation common stock	$171,555	$208,777
Common collective trust funds	2,370	2,000
Mutual funds	193	166
	174,118	210,943
Investments, at contract value (Note 3):
Plan interest in PPL Defined Contribution Master Trust	767	702

Total investments	174,885	211,645

Receivables:
Accrued dividends	2,212	2,354
Due from broker for securities sold	22	2

Total receivables	2,234	2,356

Total assets	177,119	214,001

LIABILITIES
Dividends payable to participants	2,212	2,354

NET ASSETS AVAILABLE FOR BENEFITS	$174,907	$211,647

The accompanying notes are an integral part of these financial statements.

PPL EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31,
(Thousands of Dollars)

	2017	2016
CHANGES IN NET ASSETS ATTRIBUTABLE TO:
Investment (loss) income:
Net (depreciation)/appreciation in fair value of investments	$(15,156)	$308
Dividend income	9,181	9,734
Plan interest in investment income of PPL Defined Contribution Master Trust (Note 3)	12	12

Total change	(5,963)	10,054

DEDUCTIONS
Distributions of dividends to participants	(3,513)	(3,655)
Distributions of stock and cash to participants	(27,264)	(25,322)
Administrative expenses	—	(2)

Total deductions	(30,777)	(28,979)

Net decrease	(36,740)	(18,925)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	211,647	230,572

End of year	$174,907	$211,647

The accompanying notes are an integral part of these financial statements.

PPL EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

1.    PLAN DESCRIPTION

The PPL Employee Stock Ownership Plan (the "Plan") was adopted effective January 1, 1975 to provide for employee ownership in PPL Corporation ("PPL"). The Plan is currently sponsored by PPL Services Corporation (the "Company"), an unregulated subsidiary of PPL. Amounts contributed to the Plan are used to purchase shares of PPL common stock ("Common Stock"). The following description of the Plan provides only general information. Participants should refer to the plan document for a more complete description of the Plan provisions.

Employees of participating PPL companies, as defined in the plan document, are eligible to participate in the Plan on the first day of the month following their date of hire. Effective January 1, 2015, the Plan was closed to newly-hired salaried employees.

The shares of Common Stock ("Shares") allocated to a participant's account may not exceed the maximum permitted by law. All Shares credited to a participant's account are 100% vested and nonforfeitable, but cannot be pledged as security by the participant. The Common Stock is held by Fidelity Management Trust Company (the "Trustee").

The Plan allows for dividends on Shares held to be reinvested in the Plan or paid in cash to participants. Under existing income tax laws, PPL is permitted to deduct the amount of those dividends for income tax purposes on its consolidated federal income tax return and to contribute the resulting tax savings (dividend-based contribution) to the Plan. The dividend-based contribution can be made in Shares or in cash that is used to buy Shares. The dividend-based contribution is expressly conditioned upon the deductibility of the contribution for federal income tax purposes. Shares are allocated to participants' accounts, 75% on the basis of Shares held in a participant's account and 25% on the basis of the participant's compensation.

Participants may elect to withdraw from their accounts Shares that have been allocated with respect to a plan year ending at least 36 months prior to the end of the plan year in which the election is made. Participants so electing may receive cash or Common Stock for the number of whole Shares and cash for any fractional Shares available for withdrawal, or may make a rollover to a qualified plan.

Participants who have attained age 55 and have completed ten years of participation in the Plan may elect to withdraw Shares or diversify the value of Shares held into other investment options under the Plan. For the first five years after meeting the requirement, participants may withdraw or diversify up to an aggregate of 25% of such Shares. In the sixth year, qualified participants may withdraw or diversify up to an aggregate of 50% of such Shares. Participants who elect to diversify may direct the Trustee to invest their eligible diversification amounts into various mutual funds and investments, which are similar to those provided through PPL's 401(k) savings plans.

Upon termination of service with a participating PPL company, participants are entitled to make a withdrawal and receive cash or Common Stock for the number of whole Shares and cash for any fractional Shares allocated to them, or may make a rollover to a qualified plan. Participants who terminate service with a participating PPL company and whose account balance exceeds, or exceeded at the time of any prior distribution, $1,000, may defer distribution of the Shares in their account until April 1st of the calendar year following the year in which the participant reaches

PPL EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

age 70-1/2. If a participant wishes to withdraw prior to age 70-1/2, the entire account balance must be withdrawn.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Provisions of the plan regarding vesting, distributions and other matters are more fully described in the plan document and Summary Plan Description.

The Plan is administered by the Employee Benefit Plan Board (the "Plan Administrator"), which is composed of certain PPL officers and employees appointed by the Board of Directors of PPL.

Company contributions are held and managed by the Trustee, which invests securities and cash received, interest, and dividend income and makes distributions to participants. The Plan pays investment and certain administrative expenses directly.

Certain administrative functions of the Plan are performed by employees of the Company. No such employees receive compensation from the Plan.

Certain professional fees and administrative expenses incurred by the Plan are paid by the Company and are not included in these financial statements.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared under the accrual basis of accounting.

For the following note disclosures dollar amounts are presented in thousands.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investments are reported at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrator determines the Plan’s valuation policies utilizing information provided by the investment advisors, custodians and insurance companies. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the gains and losses on investments bought and sold as well as held during the year.

PPL EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Distributions to participants who terminate service for reasons other than retirement, disability or death are recorded in the period during which service is terminated unless such participants defer the distributions. Single sum distributions for active, retired, deceased, disabled and deferred terminated participants are recorded as paid. Installment distributions are recorded as paid.

3.    INTEREST IN PPL DEFINED CONTRIBUTION MASTER TRUST

PPL maintains the PPL Defined Contribution Master Trust (the "Master Trust") with the Trustee to pool the investments of its defined contribution benefit plans. The Blended Interest Rate Fund (the "Fund") is the only investment option of the Plan included in the Master Trust, and represented less than 1% of plan assets at December 31, 2017 and 2016. Therefore, no detailed disclosures related to the Master Trust have been presented in these financial statements. The Fund is structured as a synthetic investment contract and meets the fully benefit-responsive investment contract criteria to be measured at contract value. Contract value is the amount received by participants initiating transactions under the terms of the Plan. Contract value represents contributions made, plus earnings, less withdrawals and administrative expenses.

Investments directed by participants to the Fund within the Master Trust are combined with similar investments applicable to other plans participating in the Master Trust and invested in high-grade investment contracts issued by insurance companies and banks, as well as other high-quality debt obligations and short-term money market instruments. Wrapper contracts are purchased from another party, which are agreements that allow for the Fund to maintain a constant net asset value (“NAV”) and provide for participant transactions to be made at contract value. In a typical wrapper contract, the wrapper issuer agrees to pay the Fund the difference between the contract value and the market value of the covered assets if the market value becomes totally exhausted as a result of significant participant redemptions. Purchasing wrapper contracts is similar to buying insurance, in that the Fund pays a relatively small amount to protect against the relatively unlikely event of participant redemption of most of the shares of the Fund. The fair value of the wrapper contracts is determined using the replacement cost methodology that incorporates various inputs including the difference between the market for wrapper fees and the actual wrapper fees currently charged.

Wrapper contracts accrue interest using a formula called the "crediting rate." Wrapper contracts use the crediting rate formula to convert market value changes in the covered assets into income distributions in order to minimize the difference between the market and contract value of the covered assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fund's current market value at the Fund's current yield to maturity for a period equal to the Fund's duration. The crediting rate is the discount rate that equates estimated future market value with the Fund's current contract value. Crediting rates are reset monthly.

4.    FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the

PPL EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable. Management believes such inputs are predicated on the assumptions market participants would use to measure the asset at fair value.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following tables summarize instruments measured at fair value on a recurring basis at December 31, 2017 and 2016:

	As of December 31, 2017
	Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
Common Stock	$171,555	$171,555	$—	$—
Mutual funds	193	193	—	—
	$171,748	$171,748	$—	$—
Common collective trust funds (a)	2,370
	$174,118

	As of December 31, 2016
	Fair Value Measurements Using
	Total	Level 1	Level 2	Level 3
Common Stock	$208,777	$208,777	$—	$—
Mutual funds	166	166	—	—
	$208,943	$208,943	$—	$—
Common collective trust funds (a)	2,000
	$210,943

(a) In accordance with accounting guidance certain investments that are measured at fair value using NAV, or its equivalent, practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

PPL EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

The fair value measurement of common stock, classified as Level 1, is based on its quoted market price in an active market.

The fair value measurements of mutual funds, classified as Level 1, are valued at the daily closing prices as reported by the funds. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

The fair value measurements of common collective trust funds are valued at the NAV of units of a bank collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan was to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business fashion.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different value measurement at the reporting date.

5.    INVESTMENTS

The Plan's investments in Common Stock at December 31 are as follows:

	2017		2016
Common Stock*:
Number of shares	5,542,982		6,131,470

Cost	$100,379	$	$108,507
Fair value	$171,555	$	$208,777

* Non-participant directed

The fair value per share of Common Stock at December 31, 2017 and 2016 was $30.95 and $34.05, respectively.

PPL EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

The Plan's investments (including investments bought, sold and held during the year) (depreciated)/appreciated by $(15,156) and $308 for the years ended December 31, 2017 and 2016, respectively.

6.    RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Transactions involving Shares qualify as party-in-interest transactions under the provisions of ERISA.

No dividend-based contributions were made to the Plan for the years ended December 31, 2017 and 2016.

Certain Plan investments held in the Plan are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is an affiliate of the Trustee and therefore, transactions in these investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

7.    PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would receive distribution of their accounts.

8.    TAX STATUS

The Plan obtained its latest determination letter dated May 13, 2014, in which the Internal Revenue Service (the "IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

9.    RISK AND UNCERTAINTIES

The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

PPL EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

10.    RECONCILIATION TO FORM 5500

For financial reporting purposes, the investment in the Master Trust related to fully benefit-responsive investment contracts is presented at contract value. However, this investment should be reported at fair value on the Form 5500.

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 at December 31:

	2017	2016

Net assets available for benefits per the financial statements	$174,907	$211,647
Adjustment from contract value to fair value for fully benefit - responsive investment contracts	(2)	2
Net assets available for benefits per the Form 5500	$174,905	$211,649

The following reconciliation details the reporting differences from the Plan's financial statements to the Form 5500 for the Plan investment income from the Master Trust and the adjustment for fair value reporting of fully benefit-responsive contracts for the years ended December 31:

	2017	2016

Investment income in Master Trust per the financial statements	$12	$12
Adjustment from contract value to fair value for fully benefit - responsive investment contracts previous year	(2)	(11)
Adjustment from contract value to fair value for fully benefit - responsive investment contracts current year	(2)	2
Investment gain in Master Trust per the Form 5500	$8	$3

11.    NEW ACCOUNTING PRONOUNCEMENTS

In February 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) Employee Benefit Plan Master Trust Reporting ("ASU 2017-06"). ASU 2017-06 requires additional disclosures for an employee benefit plan’s interest in a master trust. ASU 2017-06 is effective for the Plan for years beginning after December 15, 2018, with early adoption permitted. Management is currently evaluating the impact of the pending adoption of ASU 2017-06 on the Plan’s financial statements.

Plan Name: PPL Employee Stock Ownership Plan				Plan Number: 002

Plan Sponsor: PPL Services Corporation				EIN: 23-3041441

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017

		Description of Investment
		including maturity date, rate of
	Identity of Issue, Borrower,	interest, collateral, par, or			Current
	Lessor, or Similar Party	maturity value	Cost		Value
(a)	(b)	(c)	(d)		(e)

*	PPL Corporation	5,542,982 Shares of PPL Corp
		Common Stock - $0.01 par value	$100,378,711		$171,555,303

*	Fidelity Growth Co Pool	Mutual Fund	141,654	**	174,165

	Sound Shore Fund Inst Class	Mutual Fund	9,497	**	9,367

	DFA US Small Cap I	Mutual Fund	8,915	**	9,635

	Northern Trust Focus Income	Common Collective Trust Fund	376,611	**	455,731

	Northern Trust Focus 2010	Common Collective Trust Fund	127,594	**	146,470

	Northern Trust Focus 2015	Common Collective Trust Fund	437,518	**	518,952

	Northern Trust Focus 2020	Common Collective Trust Fund	585,004	**	657,178

	Northern Trust Focus 2025	Common Collective Trust Fund	168,823	**	173,698

	Northern Trust Focus 2030	Common Collective Trust Fund	29,159	**	30,581

	Northern Trust Focus 2035	Common Collective Trust Fund	516	**	725

	Northern Trust Focus 2040	Common Collective Trust Fund	369	**	523

	Northern Trust Focus 2045	Common Collective Trust Fund	13	**	18

	Northern Trust S&P 500 Index	Common Collective Trust Fund	64,496	**	105,863

	Northern Trust Extended Equity
	Market Index Fund	Common Collective Trust Fund	8,663	**	10,729

	Northern Trust EAFE Index Fund	Common Collective Trust Fund	92,435	**	117,114

	Northern Trust Aggregate
	Bond Index Fund	Common Collective Trust Fund	89,417	**	93,151

	Prudential Core Plus Bond Fund
	Class 6	Common Collective Trust Fund	44,706	**	47,966

	Mawer Intl Eq Cit A	Common Collective Trust Fund	9,323	**	10,867

Total			$102,573,424		$174,118,036

	* Represents a Party-In-Interest.
	** Cost information provided for participant directed investments is not required, but is disclosed because it is readily available.

EXHIBIT INDEX

EXHIBIT
23.1	Consent of Baker Tilly Virchow Krause, LLP, Independent Registered Public Accounting Firm Dated June 15, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plan Board has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPL Employee Stock Ownership Plan

By: /s/ Julissa Burgos
Julissa Burgos Chair, Employee Benefit Plan Board PPL Corporation
Dated: June 15, 2018